FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

March 13, 2008

Item 3: News Release:

A news release dated and issued on  March 13, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Step-Out Drilling Continues to Intersect New Gold / Moly

Occurrences at Surface and Depth

Item 5: Full Description of Material Change:

March 13, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to   report additional assays from the Company’s Phase 2 step-out drill program on its Almaden project in south western Idaho.   Completed late last year, the Phase 2 program was designed to test for additional zones of gold and molybdenum mineralization along strike from the Main and North Zones.  These latest holes confirm that gold mineralization assaying above the previously used resource cut-off grade of 0.01 oz/ton (0.34 g/t) continues to be intersected at the extreme southern end of the Main Zone to depths of approximately 400 feet, and in two new step-out areas located 1,200 and 3,000 feet to the northwest of the North Zone.   Molybdenum mineralization is also present in these various step-outs, with one hole testing for deeper mineralization under the North Zone intersecting the highest grade molybdenum intercepts to date on the property (55 feet grading 0.22% Mo, including 5 feet grading 1.39% Mo).

Two additional step-out holes (699 and 704) were drilled at the southern end of the Main Zone. These holes were step-outs further to the south of holes 718 and 720 that were reported on January 30, 2008 which interesected gold mineralization in the hanging wall of the main feeder structure and which returned gold grades of 145 feet grading 0.024 oz/ton (0.83 g/t), 225 feet grading 0.032 oz/ton (1.09 g/t) and 355 feet grading 0.021 oz/ton (0.70 g/t).  The step-out holes were both located on the extreme southern end of Nutmeg Mountain, with hole 699 drilled with an azimuth of 80 degrees and a dip of -80 degrees, and  hole 704 drilled with an azimuth of 170 degrees and a dip of -70 degrees.  Although these holes did not encounter the higher grades typically encountered in proximity to the main feeder zone, they did intersect thick intervals of lower grade mineralization that assay above the resource cut-off and that would expect to be picked up in future pit designs.  Significant intercepts from these southern step-out holes include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
699	55	420	365	0.015	0.51
including	80	155	75	0.021	0.73
704	10	205	195	0.013	0.43

As was the case with holes 718-720, holes 699 and 704 also encountered molybdenum mineralization.  Significant molybdenum assays from these two holes included 25 feet grading 0.036% Mo in hole 699 (from 100 to 125 feet) and 60 feet grading 0.019% Mo in hole 704 (from 70 to 130 feet).  Both the gold and molybdenum mineralization remain open to the south.

Additional drilling was also completed in the area surrounding the Stinking Water basin, located approximately 1,700 feet west of the North Zone.  Widely scattered holes in this area have previously intersected near surface mineralization with excellent resource potential.  Core hole SW-44, reported on December 18, 2007, encountered a 167 foot interval within the basin starting 30 feet below surface grading 0.026 oz/ton (0.88 g/t), including a 75 foot section grading 0.039 oz/ton (1.34 g/t).  Mineralization in this hole remains open at depth with the last interval grading 0.025 oz/ton (0.88 g/t).   Six additional RC holes (739 to 744) were drilled into a bench that overlooks the basin and that is situated 1,200 feet west of the North Zone.  In general, the thickness and grade of the gold mineralization increased as the holes progressively moved closer to the basin and hole SW-44.   Significant intercepts from these six holes include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
739	10	60	50	0.009	0.33
740	60	165	105	0.009	0.31
741	10	180	170	0.012	0.41
including	10	70	60	0.020	0.70
742	25	110	85	0.012	0.41
743	10	180	170	0.024	0.82
744	10	115	105	0.022	0.75

Hole 743 (azimuth 270 and dip -50 degrees) ended in gold mineralization at 180 feet, with the final assay interval grading 0.023 oz/ton (0.77 g/t).  As was seen in SW-44, which intersected near surface molybdenum mineralization grading 0.014% Mo over 119 feet (including 0.028% Mo over 50 feet), holes 740 (vertical) and 741 (azimuth 270 and dip -50), which were closer to the molybdenum rich North Zone, encountered similar intervals of 105 feet grading 0.011% Mo (from 65 to 170 feet) and 90 feet of 0.014% Mo (from 10 to 90 feet) respectively.  No gold mineralization from this area has ever been included in prior resource evaluations due to the wide spaced drilling in the area.

Two additional step-out areas were tested as part of the Phase 2 drilling: one 500 feet north of the Main zone, and the other  1,400 to 3,400 feet northwest of the North Zone. The three holes (693 (azimuth 50 and dip -75 degrees), 695 (azimuth 240 and dip -70 degrees) and 697 (azimuth 230 and dip -80 degrees)) drilled north of the Main Zone were situated at the base of the hill whose top currently serves as the north western limit of the Main Zone.  While these holes intersected numerous feeder structures, gold mineralization was limited to small intervals bounding these structures, with the highest grade assay of 0.072 oz/ton (2.45 g/t) being intersected adjacent to the main feeder zone in hole 693.

In the area to the northwest of the Main Zone, six RC holes (732 to 737) were drilled on hole spacings of up to 1,000 feet.  Although gold mineralization was intersected right at surface, this mineralization was found to be relatively shallow in the areas tested.  Significant intervals in this area include 5 feet grading 0.01 oz/ton (0.35 g/t) in hole 732 (vertical), 15 feet grading 0.023 oz/ton (0.79 g/t) in hole 733 (azimuth 45 and dip -80 degrees), 10 feet grading 0.014 oz/ton (0.50 g/t) in hole 734 (vertical) and 60 feet grading 0.009 oz/ton (0.31 g/t) in hole 737 (vertical).  Only hole 737, approximately 1,400 feet from the North Zone, encountered significant molybdenum grading 0.01% Mo over 150 feet (from 10 to 160 feet).

The final hole in Phase 2 tested underneath the North Zone where molybdenum has been consistently intersected in shallow drilling. To test the possible depth extent of this mineralization, hole 747 was located at the base of the hill that encompasses the North Zone, and was drilled to the east at an angle of -60 degrees.  This hole intersected the highest grade molybdenum mineralization to date.  Significant assays from this intersection include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Mo Grade (% Mo)
747	455	510	55	0.221%
including	480	505	25	0.475%
including	490	495	5	1.39%

This mineralization was encountered at a depth of approximately 800 feet vertically below the surface of the flat-topped North Zone hill, and represents new molybdenum mineralization 600 feet below the 200 foot depth tested in the earlier North Zone drilling.  The implications of this discovery as it relates to the main feeder structure and Mo mineralization further south in the Main Zone are currently being investigated.

True widths reported in this release are variable, as the orientation of the various mineralized structures encountered throughout the drilling is variable. RC samples reported in this release are generally analysed on five-foot intervals. All samples are shipped to ALS Chemex at its Winnemucca, NV laboratory for preparation. Pulps are shipped to ALS Chemex Laboratories in Vancouver, B.C. for analysis. Gold values are determined using fire assay techniques with AA finish and multi element analysis using ICP-AES with aqua regia digestion.

The Qualified Person  Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604-662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 13h day of March 2008.